UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

General Dynamics Corporation

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

369550108

(CUSIP Number)

Aaron Rappaport

Longview Asset Management, LLC

222 N. LaSalle St., Suite 2000

Chicago, Illinois 60601

(312) 236-6300

Maurice M. Lefkort

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369550108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Longview Asset Management, LLC I.R.S. Identification No.: 36-4245844
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐ SEC Use Only
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 28,288,796
	8.	Shared Voting Power:
	9.	Sole Dispositive Power: 28,288,796
	10.	Shared Dispositive Power:

11.	Aggregate Amount beneficially Owned by Each Reporting Person: 28,288,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 10.3%
14.	Type of Reporting Person (See Instructions): IA

Explanatory Note

The Reporting Person (as defined below) listed on the cover page to this Schedule 13D amendment hereby makes the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the rules and regulations promulgated thereunder. This Statement is an amendment of the original Schedule 13D filed on January 2, 1970 (the “Original Schedule 13D”), as amended by: Amendment No. 1, filed January 26, 1970; Amendment No. 2, filed February 13, 1970; Amendment No. 3, filed March 2, 1970; Amendment No. 4, filed April 20, 1970; Amendment No. 5, filed January 12, 1971; Amendment No. 6, filed September 25, 1974; Amendment No. 7, filed January 20, 1975; Amendment No. 8, filed May 19, 1975; Amendment No. 9, filed October 22, 1975; Amendment No. 10, filed November 20, 1975; Amendment No. 11, filed January 16, 1976; Amendment No. 12, filed June 2, 1976; Amendment No. 13, filed November 4, 1976; Amendment No. 14, filed January 14, 1977; Amendment No. 15, filed May 11, 1977; Amendment No. 16, filed September 21, 1979; Amendment No. 17, filed June 16, 1980; Amendment No. 18, filed June 15, 1981; Amendment No. 19, filed March 7, 1984; Amendment No. 20, filed December 10, 1986; Amendment No. 21, filed June 11, 1987; Amendment No. 22, filed August 26, 1992; Amendment No. 23, filed July 2, 1999; Amendment No. 24, filed November 9, 2001; Amendment No. 25, filed July 16, 2003; Amendment No. 26, filed October 17, 2014 and Amendment No. 27, filed July 26, 2017 (the Original Schedule 13D as amended by Amendment Nos. 1 through 27 is referred to herein as the “Schedule 13D”).

Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D. Except as amended hereby, the information set forth in the Schedule 13D remains unchanged.

Item 2.	Identity and Background

Item 2 is hereby amended to read as follows:

This statement is being filed by Longview Asset Management, LLC (“Longview” or the “Reporting Person”).

Longview’s principal business is managing investment portfolios for its clients (“Longview Clients”). The principal place of business and principal offices of Longview are located at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. Certain Longview Clients hold shares of Common Stock of the Issuer. Pursuant to investment advisory agreements, Longview has voting and dispositive power over the Common Stock held in Longview Client accounts and, accordingly, is deemed to be the beneficial owner, for purposes of Section 13(d) of the 1934 Act, of the Common Stock in such accounts. Except for such deemed beneficial ownership, Longview does not own any Common Stock or other securities of the Issuer.

The executive officers of Longview, and their present occupations are as follows: (a) Dan L. Drexler, Executive Vice President and Chief Investment Officer – Public Securities; (b) Kirk Rose, Vice President and Chief Finance Officer; (c) Aaron Rappaport, Vice President, Chief Operating Officer and Chief Compliance Officer and (d) Angela Newhouse, Vice President and Compliance Officer. The business address of each of the foregoing persons is the business address of Longview.

During the last five years, neither Longview nor any executive officer or director of Longview has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither Longview nor any executive officer or director of Longview has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Each natural person listed above is a citizen of the United States of America. Longview is a limited liability company formed under the laws of the State of Delaware.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

An affiliate of the Reporting Person previously served on the Board of Directors of the Issuer. The Reporting Person may, from time to time, discuss with members of the Issuer’s board of directors the addition of a candidate for service on the Issuer’s board of directors, who may or may not be an affiliate of the Reporting Person. In addition, the Reporting Person may, at any time and from time to time review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended to read as follows:

(a) - (b) By virtue of its management of Longview Client accounts, Longview beneficially owns 28,288,796 shares of Common Stock, as of September 29, 2023, representing approximately 10.3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act, based on 273,042,571 shares of Common Stock issued and outstanding as of July 2, 2023 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2023 filed with the Securities and Exchange Commission on July 26, 2023.

Item 5(c) is hereby supplemented to include the following information:

There have been no transactions in the Common Stock effected by Longview during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2023	Longview Asset Management, LLC

	By:	/s/ Aaron Rappaport
Aaron Rappaport, Vice President, Chief Operating Officer and Chief Compliance Officer